UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
             Washington, D.C.  20549

                   SCHEDULE 13D

    Under the Securities Exchange Act of 1934
              (Amendment No.  2  )*

           Aureal Semiconductor Inc.

              (f/k/a Media Vision Technology Inc.)

                 (Name of Issuer)


                    Common Stock
          (Title of Class of Securities)

                  58445Q 103
                  (CUSIP Number)

               Jonathan Green, Esq.
            51 John F. Kennedy Parkway
          Short Hills, New Jersey 07078
                   (201) 376-5400
  (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                     June 6, 1996
       (Date of Event which Requires Filing
                of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See
Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              Exhibit Index:  Page 7
                Page 1 of 30 Pages
                   SCHEDULE 13D

CUSIP No. 58445Q 103           Page 2 of 30 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Appaloosa Management L.P.

2    Check the Appropriate Box If a Member of a Group*
                              a.
                              b.   X

3    SEC Use Only

4    Source of Funds*

          N/A

5    Check Box If Disclosure of Legal Proceedings Is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

          Delaware

               7    Sole Voting Power
  Number of                   5,752,097
   Shares
Beneficially        8    Shared Voting Power
  Owned By                    -0-
    Each
  Reporting         9    Sole Dispositive Power
   Person                5,752,097
    With
               10   Shared Dispositive Power
                         -0-

11   Aggregate Amount Beneficially Owned by Each
     Reporting Person
          5,752,097

12   Check Box If the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented By Amount in Row
     (11)
          14.79%

14   Type of Reporting Person*
          PN

      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                   SCHEDULE 13D

CUSIP No. 58445Q 103           Page 3 of 30 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          David A. Tepper

2    Check the Appropriate Box If a Member of a Group*
                              a.
                              b.   X

3    SEC Use Only

4    Source of Funds*

          N/A

5    Check Box If Disclosure of Legal Proceedings Is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

          United States

               7    Sole Voting Power
  Number of                   5,752,097
   Shares
Beneficially        8    Shared Voting Power
  Owned By                    -0-
    Each
  Reporting         9    Sole Dispositive Power
   Person                5,752,097
    With
               10   Shared Dispositive Power
                         -0-

11   Aggregate Amount Beneficially Owned by Each
     Reporting Person
          5,752,097

12   Check Box If the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented By Amount in Row
     (11)
          14.79%

14   Type of Reporting Person*
          IN

      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                   SCHEDULE 13D




Item 1.   Security and Issuer

     This Amendment No. 2 to the statement on Schedule
13D filed on behalf of Appaloosa Management L.P. (the
"Manager") and David A. Tepper ("Mr. Tepper" and, together with the Manager, collectively, the "Reporting Persons") on August 1, 1995 (the "Schedule
13D") relates to the shares of common stock, par value
$0.001 per share  (the "Shares"), of Aureal
Semiconductor Inc. (f/k/a Media Vision Technology
Inc.), a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 47900 Bayside Parkway, Fremont, California 94538.


Item 2.   Identity and Background

     This Amendment No. 2 to the statement on Schedule
13D is being filed by the Reporting Persons. A copy of the Joint Filing Agreement between the Reporting
Persons is filed as Exhibit A hereto.

     The general partner of the Manager is Appaloosa
Partners Inc., a Delaware corporation, of which Mr.
Tepper is the sole stockholder and President.

     The Manager is the general partner of Appaloosa
Investment Limited Partnership I, a Delaware limited partnership (the "Partnership"). The Manager acts as an investment adviser to Palomino Fund Ltd.
("Palomino"), Pinto Investment Limited Liability
Company ("Pinto"), Chestnut Investors III, Inc.
("Chestnut") and Reliance Standard Life Insurance
Company ("Reliance" and, together with the Partnership, Palomino, Pinto and Chestnut, collectively, the "Accounts"). Palomino, Chestnut and Reliance are beneficially owned by Delphi Financial
Group ("Delphi"). The address of the principal business and principal office of the Manager is 51
John F. Kennedy Parkway, Short Hills, New Jersey
07078.  The business address of Mr. Tepper is 51 John
F. Kennedy Parkway, Short Hills, New Jersey 07078.
The present principal occupation or employment of Mr.
Tepper is as President of Appaloosa Partners Inc. The address of the principal business and principal office of Palomino is c/o Trident Trust Company (Cayman)
Ltd., 1 Capital Place, P.O. Box 847, Grand Cayman,
Cayman Islands. The address of the principal business and principal office of Pinto is 51 John F. Kennedy
Parkway, Short Hills, New Jersey 07078. The address of the principal business and principal office of Reliance is 2501 Parkway, Philadelphia, Pennsylvania
19130. The address of the principal business and principal office of Delphi is 1105 North Market
Street, Wilmington, Delaware 19899. The address of the principal business and principal office of Chestnut is 1105 North Market Street, Wilmington,
Delaware 19899.

     During the last five years, none of the Reporting
Persons has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Tepper is a citizen of the United
States.


Item 3.   Source and Amount of Funds or Other
Consideration

     Of the 5,752,097 Shares held by the Reporting
Persons, 3,963,131 Shares were purchased with the personal funds of the Partnership, 222,084 Shares were purchased with the working capital of Palomino, 632,917 Shares were purchased with the working capital of Pinto, 690,000 Shares were purchased with the working capital of Chestnut and 243,965 Shares were purchased with the working capital of Reliance.


Item 4.   Purpose of Transaction

     The purpose of the acquisition by the Reporting
Persons of the Shares is for investment.  The
Reporting Persons may consider making additional purchases of Shares of the Company in open-market or private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Alternatively, the Reporting Persons may sell all or a portion of their Shares in open-market or private transactions, depending upon prevailing market conditions and other factors.

     Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D.


Item 5.   Interest in Securities of the Issuer

(a) This Amendment No. 2 to the Schedule 13D relates to 5,752,097 Shares beneficially owned by the Reporting Persons, which constitute approximately
     14.79% of the issued and outstanding Shares.
     Since the filing of Amendment No. 1 to the
     Schedule 13D on February 28, 1996 and as of the date hereof, the Reporting Persons have acquired beneficial ownership of an additional 1,750,000
     Shares.

(b) The Manager has sole voting and dispositive power with respect to 5,752,097 Shares. Mr. Tepper has sole voting and dispositive power with respect to 5,752,097 Shares.

(c)  Pursuant to that certain Common Stock Purchase
     Agreement, dated as of June 6, 1996 (the "Second
     Purchase Agreement"), among the Manager (as agent for, and on behalf of, the Partnership, Chestnut, Palomino and Pinto), the Company and TCW Special
     Credits (as agent for, and on behalf of, certain accounts), on June 6, 1996, the Manager purchased an additional 1,750,000 Shares from the Company in a private placement at a purchase price of $1.35 per Share.

(d)  Not applicable.

(e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

     As discussed in Item 2 above, the Manager acts as the general partner of the Partnership, which owns
3,963,131 Shares. The Manager also acts as investment adviser to Palomino, which owns 222,084 Shares, Pinto, which owns 632,917 Shares, Chestnut, which owns
690,000 Shares and Reliance, which owns 243,965
Shares.  Mr. Tepper is the President of Appaloosa
Partners Inc., which is the general partner of the Manager.

      On February 21, 1996, the Manager entered into that certain Common Stock Purchase Agreement, dated as of February 21, 1996 (the "First Purchase Agreement"), among the Manager (as agent for, and on behalf of, the Partnership, Chestnut, Palomino and Pinto), the
Company and TCW Special Credits (as agent for, and on behalf of, certain accounts), pursuant to which the Manager purchased 2,500,000 Shares from the Company in a private placement at a purchase price of $1.00 per Share. On February 21, 1996, the Manager (as agent for, and on behalf of, the Partnership, Chestnut, Palomino and Pinto) entered into that certain
Amendment Number 1 to Registration Rights Agreement, dated as of February 21, 1996 (the "Amendment No. 1"), among the Manager, the Company and TCW Special Credits
(as agent for, and on behalf of, certain accounts).
Pursuant to the Amendment No. 1, the Manager (i) became party to and (ii) was granted certain registration rights under, that certain Registration
Rights Agreement, dated as December 30, 1994 (the
"Registration Rights Agreement"), between the Company and TCW Special Credits (as agent for, and on behalf of, certain accounts).

     On June 6, 1996, the Manager entered into the
Second Purchase Agreement with the Company.  On June
6, 1996, the Manager (as agent for, and on behalf of, the Partnership, Chestnut, Palomino and Pinto) entered into that certain Amendment Number 2 to Registration
Rights Agreement, dated as of June 6, 1996 (the
"Amendment No. 2"), among the Manager, the Company and
TCW Special Credits (as agent for, and on behalf of, certain accounts). Pursuant to the Amendment No. 2, the Manager was granted certain registration rights with respect to additional Shares purchased pursuant to the Second Purchase Agreement under the Registration Rights Agreement.

     Except as set forth above, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Company, including but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to be Filed as Exhibits

     Exhibit A:     Joint Filing Agreement.
     Exhibit B:     First Purchase Agreement
     Exhibit C:     Registration Rights Agreement
     Exhibit D:     Amendment No. 1
     Exhibit E:     Second Purchase Agreement
     Exhibit C:     Amendment No. 2


                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 1996

                         Appaloosa Management L.P.
                         By:  Appaloosa Partners,
Inc.
                              Its general partner


                         By:  /s/ David A. Tepper

                              David A. Tepper
                              President


                         David A. Tepper


                         /s/ David A. Tepper

                  EXHIBIT INDEX


Exhibit             Exhibit Name                                 Page



A              Joint Filing Agreement                  8

B              First Purchase Agreement           --

C              Registration Rights Agreement           --

D              Amendment No. 1                              --

E              Second Purchase Agreement               9

F              Amendment No. 2                              25